EX-1.41 42 exhibit1-41.htm EXHIBIT 1.41

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Reporting Issuer

Aurora Cannabis Inc. (the "Company")
1500 – 1199 West Hastings Street
Vancouver, BC V6E 3T5
Telephone: (604) 362-5207

Item 2.	Date of Material Change

November 16, 2017

Item 3.	News Release

A news release issued on November 16, 2017, at Vancouver, British Columbia relating to the material change described herein was disseminated through Canada Newswire.

Item 4.	Summary of Material Change

Aurora Cannabis Announces Conversion of Remaining Balance of $75 Million Debenture. Conversion Generates Interest Savings of $5.2 Million on Annual Basis

Full Description of Material Change

Please see attached news release dated November 16, 2017.

Item 5.	Full Description of Material Change

See attached press release.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

None

Item 8.	Senior Officers

The following senior officers of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Cam Battley, Executive Vice President
Phone: (905) 878-5525
Mobile: (905) 864-5525
Email: cam@auroramj.com

Nilda Rivera, Vice President of Finance
Mobile: (604) 362-5207
Email: nilda@auroramj.com

Terry Booth, Chief Executive Officer
Mobile: (780) 722 - 8889
Email: terry@auroramj.com

Item 9.	Date of Report

DATED November 16, 2017.

November 16, 2017	TSX:ACB

Aurora Cannabis Announces Conversion of Remaining Balance of $75 Million Debenture
Conversion Generates Interest Savings of $5.2 Million on Annual Basis

Vancouver, BC – November 16, 2017 – Aurora Cannabis Inc. (the “Company” or “Aurora”) (TSX: ACB) (OTCQX: ACBFF) (Frankfurt: 21P; WKN: A1C4WM) announced today that the Company has elected to exercise its right under the indenture (the “Indenture”) governing the Company’s 7.0% unsecured convertible debentures due May 2, 2019 (the “Debentures”) to convert (the “Conversion”) all of the principal amount outstanding of the remaining Debentures into common shares of the Company (the “Common Shares”). Pursuant to the terms of the Indenture, the Company may force the conversion of the Debentures at the conversion price of $3.29 per Common Share when the VWAP of the Common Shares on the TSX Exchange (the “Exchange”) for 10 consecutive trading days equals or exceeds $4.94.

As of close of markets November 15, 2017, the VWAP of the Common Shares on the Exchange for 10 consecutive trading days equals $5.09. The Conversion is scheduled to be effective December 18, 2017. The estimated remaining total of $73,593,000 of Debentures outstanding will be converted into 22,368,693 Common Shares, and accrued and unpaid interest will be paid.

“This conversion reflects our exceptional execution, and further strengthens our already very powerful financial position to execute on our aggressive domestic and international expansion strategy,” said Terry Booth, CEO. “We will be generating over $5 million in interest savings on an annual basis, while removing nearly $75 million in liabilities from our balance sheet.”

About Aurora

Aurora's wholly-owned subsidiary, Aurora Cannabis Enterprises Inc., is a licensed producer of medical cannabis pursuant to Health Canada's Access to Cannabis for Medical Purposes Regulations ("ACMPR"). The Company operates a 55,200 square foot, state-of-the-art production facility in Mountain View County, Alberta, known as "Aurora Mountain", a second 40,000 square foot high-technology production facility known as “Aurora Vie” in Pointe-Claire, Quebec on Montreal’s West Island, and is currently constructing an 800,000 square foot production facility, known as "Aurora Sky", at the Edmonton International Airport.

In addition, the Company holds approximately 9.6% of the issued shares (12.9% on a fully-diluted basis) in leading extraction technology company Radient Technologies Inc., based in Edmonton, and is in the process of completing an investment in Edmonton-based Hempco Food and Fiber for an ownership stake of up to 50.1% . Furthermore, Aurora is the cornerstone investor with a 19.9% stake in Cann Group Limited, the first Australian company licensed to conduct research on and cultivate medical cannabis. Aurora also owns Pedanios, a leading wholesale importer, exporter, and distributor of medical cannabis in the European Union, based in Germany. The Company offers further differentiation through its acquisition of BC Northern Lights Ltd. and Urban Cultivator Inc., industry leaders, respectively, in the production and sale of proprietary systems for the safe, efficient and high-yield indoor cultivation of cannabis, and in state-of- the-art indoor gardening appliances for the cultivation of organic microgreens, vegetables and herbs in home and professional kitchens. Aurora's common shares trade on the TSX under the symbol "ACB".

On behalf of the Board of Directors,
AURORA CANNABIS INC.

Terry Booth CEO

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Further information:

Cam Battley	Marc Lakmaaker
Executive Vice President	Director, Investor Relations and
+1.905.864.5525	Corporate Development
cam@auroramj.com	+1.647.269.5523
www.auroramj.com	marc.lakmaaker@auroramj.com

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law (“forward-looking statements”), including, but not limited to, statements with respect to the use of proceeds from the Offering and the Private Placement. Forward- looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.